Exhibit 99.2 - Cancellation of Purchase and Sale Agreement

December 26, 2007

Murray Conradie
South Texas Oil Company
769 Highway 95 N
Bastrop, Texas 78602
Fax: (512) 263-5046

Re. Cancellation of "Purchase and Sale Agreement, Dated October 5, 2007"

Dear Murray,

Pursuant to our discussions, we have mutually agreed to cancel the above referenced purchase agreement. As no funds have been advanced from Granite Energy, Inc. to South Texas Oil, or vice versa, there is nothing due to or from each other. All revenues and expenses related to these leases are still the property of South Texas Oil Company.

Please sign below indicating your acknowledgement and agreement with this.

I appreciate your time and attention to this matter. Please contact me at 702-588-5960 if you have any questions.

Best regards,

Granite Energy, Inc.

/s/ Matthew Schultz
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By: Matthew Schultz
Chief Executive Officer

Agreed To:

/s/ Murray Conradie
--------------------
By: Murray Conradie
CEO
Dated 12/31/2007